
SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH, D.C.
161
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Elano Corporation 401(k) Savings Plan
2455 Dayton-Xenia Road
Dayton, OH 45434-7199

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431


03025853

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Corporation 401(k) Savings Plan

By: Andrea Hughes
Name: Andrea Hughes
Title: Business Team Leader – Human Resources

Date: 6/27/03

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report



345 Park Avenue
New York, NY 10154

Exhibit 23

Elano Corporation 401(k) Savings Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 25, 2003, relating to the statements of net assets available for plan benefits of the Elano Corporation 401(k) Savings Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of Elano Corporation 401(k) Savings Plan.

KPMG LLP

New York, New York
June 26, 2003



ELANO CORPORATION 401(k) SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

ELANO CORPORATION 401(k)
SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

Index



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of the
Elano Corporation 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Elano Corporation 401(k) Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1, effective December 31, 2002, the Plan merged into the Elano Corporation Profit Sharing Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Corporation 401(k) Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York

June 25, 2003

ELANO CORPORATION 401(k)
SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments at fair value (note 3):		
Cash and cash equivalents	$ —	117,192
Common stock	—	1,716,867
Mutual funds	—	2,090,974
Pooled investment fund	—	242,451
Participant loans	—	269,429
Total investments	—	4,436,913
Receivables:		
Participant contributions	—	13,132
Accrued interest and dividends	—	8,020
Total receivables	—	21,152
Total assets	—	4,458,065
Liabilities:		
Payable for investments purchased	—	16,968
Net assets available for plan benefits	$ —	4,441,097

See accompanying notes to financial statements.

ELANO CORPORATION 401(k)
SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions to (deductions from) net assets attributed to:	
Investment income (loss):	
Net depreciation in the fair value of investments (note 3)	$ (1,118,514)
Dividends	102,946
Interest	20,914
Total investment loss	(994,654)
Contributions:	
Participant	783,848
Rollovers	4,094
Total contributions	787,942
Deductions from net assets attributed to:	
Benefits paid to participants	(266,488)
Administrative expenses	(1,900)
Transfer to the Elano Corporation Profit Sharing Plan	(3,965,997)
Net decrease	(4,441,097)
Net assets available for plan benefits at:	
Beginning of year	4,441,097
End of year	$ —

See accompanying notes to financial statements.

ELANO CORPORATION 401(k)
SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Plan Description

The following brief description of the Elano Corporation 401(k) Savings Plan (the Plan) was provided for general information purposes only. Participants should referred to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of Elano Corporation (the Company), whose ultimate parent is General Electric Company (GE), who have been credited with at least ninety days of service. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974, as amended (ERISA).

Plan Merger

Effective as of December 31, 2002, the Plan merged into the Elano Corporation Profit Sharing Plan (the merger). As a result of the merger, assets of $3,965,997 were transferred from the Plan into the Elano Corporation Profit Sharing Plan.

Contributions

Prior to the merger, participants were permitted to defer up to 6% of their pre-tax compensation subject to limitations imposed by law. The Company may, at its discretion, have made contributions to the Plan. There were no Company contributions in 2002. As a result of the merger, all future contributions will be made into the Elano Corporation Profit Sharing Plan.

Participant Accounts

Each participant's account was credited with the participant's contribution, and allocations of the Company's contribution, if any, and the Plan's earnings or losses. Allocations were based on participant's earnings or average account balances, as provided in the Plan document. Each participant was entitled only to the benefits equal to the vested portion of their participant's account.

Investment Options

Participants were permitted to allocate their account balances in increments of 5% to one or more of the following investment options.

GE Common Stock–This fund invests primarily in GE common stock. A small portion of the fund was held in cash or other short-term investments to provide liquidity.

GE Aggressive Allocation Fund–This fund sought capital appreciation. The fund primarily invested in underlying GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund might invest in various short-term investments, including money market instruments.

GE Moderate Allocation Fund–This fund sought capital growth with a moderate level of current income. The fund primarily invested in various underlying equity GE funds as U.S. Equity, Small-Cap Value

Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund might invest in various short-term investments, including money market instruments.

GE Conservative Allocation Fund–This fund sought growth and income. The fund primarily invested in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund might invest in various short-term investments, including money market instruments.

GE U.S. Equity Fund–This fund sought long-term growth of capital. The fund invested primarily in equity securities of U.S. companies. To a lesser extent, the fund might also invest in foreign securities and debt securities.

GE International Equity Fund–This fund sought long-term capital appreciation. The fund invested primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invested in established companies, but it might invest in companies of varying sizes.

GE Fixed Income Fund–This fund sought income consistent with preservation of capital. The fund invested primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

GE Stable Income Fund–This fund's primary objective was to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Participant Loans

Participants could have borrowed from their account a minimum of $1,000 up to maximum equal to the lessor of $50,000 or 50% of their account balance. Loan transactions were treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan was determined by mutual agreement between the Plan Administrator and the borrower, but such period would not have exceeded 4.5 years from the effective date of the loan unless the loan was used to acquire, construct, reconstruct or substantially rehabilitate a principal residence, for which a term of up to 10 years may have been permissible. Loans were secured by the balance in the participant's account and bore interest at an effective annual percentage rate, which was 1% above the prime interest rate in effect as of the last business day before the month in which the loan was requested. Principal and interest were paid ratably through payroll deductions.

Vesting

Participants were fully vested in their contributions to the Plan and earnings thereon. The Plan provided for participants to be 20% vested in employer contributions after completion of three years of service, plus an additional 20% for the completion of each year of service during the following four years. Forfeitures were used to reduce future employer contributions. There were no forfeitures in 2002.

(Continued)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant (or a designated beneficiary) may have elected to receive the vested interest in his or her account balance in a lump-sum amount. For terminations of service resulting from other reasons, a participant may have elected to receive the value of the vested interest in his or her account balance as a lump-sum distribution or maintained his or her vested interest within the Plan.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments were stated at fair value. All shares of registered investment companies (mutual funds) were valued at quoted market prices. Shares of pooled investment funds were stated at fair value, which represented the net asset value of shares held by the Plan as reported by the investment manager of the fund. GE Common Stock was traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan year end. All participants loans were valued at cost which approximated fair value.

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.

Benefits

Benefit payments to participants were recorded when paid.

Expenses

Most expenses related to the administration of the Plan were paid by the Company.

(Continued)

(3) Investments

The Plan's investments were held in a trust by State Street Bank and Trust Company. Investments that represent 5% or more of the Plan's net assets as of the end of the plan year are as follows:

		2002	2001
GE Common Stock	$	—	1,716,867
GE Aggressive Allocation Fund		—	693,862
GE Moderate Allocation Fund		—	230,940
GE U.S. Equity Fund		—	792,857
GE Stable Income Fund		—	242,451

During 2002 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

GE common stock	$	(733,630)
Mutual funds		(396,293)
Pooled investment funds		11,409
Total	$	(1,118,514)

The Plan offered a number of investment options including GE common stock and a variety of investment funds, some of which were mutual funds and a pooled investment fund. The investment funds included U.S. equities, international equities, and fixed income securities. Investment securities, in general, were exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it was reasonably possible that changes in the values of investment securities could have occurred such that changes could have materially affected the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk was limited by the diversification of investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election were further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which was principally invested in a single security.

(4) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 14, 2003 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC.

(Continued)

ELANO CORPORATION 401(k)
SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(5) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan were performed by CitiStreet LLC (a State Street Bank and CitiGroup) which was party to a joint service agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan sponsor.

Certain investments of the Plan were shares of mutual funds advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain investments of the Plan were shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company was also the custodian of the Plan. Another investment in the Plan was an investment fund comprised primarily of shares of common stock issued by GE. GE was the ultimate parent of the Plan sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund's assets and were reflected in the fund's share/unit price and dividends.